November 12, 2009

VIA EDGAR TRANSMISSION AND FAX

Mr. Larry Spirgel

Assistant Director

Division of Corporate Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Ikanos Communications, Inc.

Form 10-K for the Fiscal Year Ended December 28, 2008, filed March 11, 2009

Definitive Proxy Statement filed on Form 14A, filed April 14, 2009

File No. 000-51532

Dear Mr. Spirgel:

On behalf of Ikanos Communications, Inc. (“Ikanos” or the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) set forth in the Staff’s comment letter to the Company dated October 28, 2009 and concerning the Company’s Form 10-K for the Fiscal Year ended December 28, 2008. For your convenience, we have included the Staff’s comments in italics immediately before each of our responses. The underlined headings and numbers of paragraphs below correspond to the headings and numbers of the comments set forth in the Staff’s letter.

We note for purposes of this response that the Staff’s letter refers to a Definitive Proxy Statement filed on April 22, 2009. We believe that the Staff was referring to the Company’s Definitive Proxy Statement filed on April 14, 2009, which contains the information to which the Staff’s letter refers. We provide our response based upon this understanding.

Response to Staff’s Comments

Management’s Discussion and Analysis, Page 42

Net Income/Loss, page 51

1.	The Commission’s Interpretive Release No. 34-48960, “Commission Guidance Regarding Management’s Discussion and Analysis of Financial Condition and Results of Operations,” explains that companies must discuss and analyze known trends, events, demands, commitments and uncertainties that are reasonably likely to have a material effect on financial condition or operating performance. In future filings please expand your disclosure regarding your net losses. Such disclosure should explain whether management expects the losses to continue in future periods and the steps, if any, management is taking with respect to revenues, costs and expenses in order to achieve profitability.

Response:

We respectfully advise the Staff that in future filings we will expand our disclosure regarding our net losses, including whether we expect the losses to continue in future periods and the steps we are taking with respect to revenues, costs and expenses in order to achieve profitability.

We further note that in the Company’s quarterly report on Form 10-Q, filed with the Securities and Exchange Commission on November 5, 2009, we expanded our disclosure regarding losses as follows:

“We have incurred net losses for much of our history. Over the past several years, we have taken actions to reduce our operating expense structure such as consolidating locations, reducing capital expenditures, outsourcing our back-end physical design, reducing the number of development projects and reducing overall headcount. We believe that the greater scale achieved by acquiring the BBA product line from Conexant Systems has increased, and will continue to substantially increase, our revenue each quarter. In addition, we are taking steps to reduce unit manufacturing costs by working to achieve better wafer pricing based on higher volumes, consolidating business with vendors and reducing raw materials costs. The BBA product line transaction also provides us the opportunity to reduce redundant functions and related expenses. As such, we believe expenses as a percentage of revenue will be reduced. It is our expectation that these steps will result in operating income, excluding stock-based compensation and amortization of intangibles, within the first year after acquiring the BBA product line.”

Definitive Proxy Statement Filed April 14, 2009

Executive Compensation Components, page 21

2.	It appears from your disclosure on pages 22-24 that the Compensation Committee used the Radford Executive Survey as well as peer group data for benchmarking purposes. If so, you must identify the component companies of the surveys and the companies in the peer group. In future filings, for purposes of Item 402(b) (2) (xiv) of Regulation S-K, please identify the benchmarked companies. For further guidance, please refer to Question 118.05 in our Regulation S-K Compliance and Disclosure interpretations, available on our website at www.sec.gov/divisions/corpfin/cfguidance.shtml.

Response:

We respectfully advise the Staff that, to the extent that our use of surveys in the future constitutes benchmarking, as defined by the Commission, we will clearly specify such use in our proxy disclosures and follow the Commission’s disclosure requirements regarding benchmarking.

Salary, Page 22

3.	We note your statement that in determining the salary for each named executive officer, the Compensation Committee considered the responsibilities of the position held, the experience, and performance of the individual and the competitive marketplace for executive talent. We also note that in 2008 the Compensation Committee approved salary raises between 5% and 21 % as compared with 2007 “mainly” related to increases in inflation. In future filings, please explain what factors the Compensation Committee considered in its determination to approve differing percentage raises to each of your named executive officers.

Response:

We respectfully advise the Staff that in future filings, to the extent that the Compensation Committee approves raises in the future for our named executive officers, we will explain the factors the Compensation Committee considered in its determination of any salary increase approved for a named executive officer and any differing percentages among officers.

Bonus Plan for the Chief Executive Officer, page 23

2008 Executive Bonus Plan, page 23

4.	We note that Mr. Gulett’s 2008 bonus and the 2008 Executive Bonus Plan are based on specified financial targets as well as individual goals. In future filings, please disclose, for each named executive officer, the performance targets for each performance goal. See Items 402(b) (2) (v) and (vii) of Regulation S-K.

Response:

The Company has respectfully considered the Staff’s comment and the disclosure requirements of Items 402(b)(2)(v) and (vii) of Regulation S-K with respect to the specific items of corporate performance that are taken into account in setting compensation policies and making compensation decisions. We also look to the guidance provided including Instruction 4 to Item 402(b) of Regulation S-K (“Instruction 4”), which provides that “Registrants are not required to disclose target levels with respect to specific quantitative or qualitative performance-related factors considered by the compensation committee or the board of directors, … the disclosure of which would result in competitive harm for the registrant.”

Instruction 4 further provides that the standard to use when determining whether disclosure would cause competitive harm for the registrant is the same standard that applies when the registrant seeks confidential treatment of trade secrets or confidential commercial or financial information pursuant to Securities Act Rule 406 (17 CFR 230.406) and Exchange Act Rule 24b-2 (17 CFR 240.24b-2), each of which incorporates the criteria for non-disclosure provided in Exemption 4 of the Freedom of Information Act (5 U.S.C. 552(b)(4)) (“FOIA”) and Rule 80(b)(4) (17 CFR 200.80(b)(4)) promulgated under FOIA.

The Company takes both quantitative and qualitative operational goals into account in determining amounts awarded pursuant to its annual cash incentive bonus plans. The Company’s 2009 Executive Bonus Plan, as described by the Company in its Form 8-K filed on April 27, 2009, provides that “Bonuses are to be paid out based upon attainment of specified revenue and operating results as well as personal objectives (“MBO’s) set by the executive and the CEO; in the case of the CEO, objectives will be set and reviewed by the Board of Directors,” and that “Revenue and operating result attainment are derived from the Company’s Annual Operating Plan (“AOP”) targets, as previously approved by the Board of Directors.”

The Company is prepared to be more specific in describing the method by which revenue and operating result targets are set. However, we strongly believe that providing the specific internal financial performance target numbers from the AOP, even after the Company’s actual results are announced, would be competitively harmful. Such disclosure would enable our competitors over time to use this otherwise non-public financial data to “reverse engineer” our internal operating plan going forward.

Similarly, the Company believes that the MBO goals constitute extremely detailed confidential business information, the disclosure of which would cause the Company substantial competitive harm. Ikanos designs, develops, markets and sells advanced broadband DSL and communications processor semiconductors, or “chips.” We compete in a global market where in-process technology improvements and cost reductions to our chips, among other business activities, are closely guarded secrets. Our executives’ MBO goals refer specifically to highly confidential new product development plans, engineering milestones, customer activities, manufacturing efficiency improvements, quality goals, and other commercially sensitive operational objectives. Furthermore, many of these MBO goals are short-term elements of longer-term company objectives that span multiple quarters, often across fiscal years.

Given the nature of these objectives and who our competitors are, we do not believe it is in our investors’ interest to publish each named executive officer’s MBO goals, and whether or not each goal was achieved. For example, the product development cycle for our products generally extends up to a year and half or more between the design phase and when the product is ready for full production manufacturing. Disclosure of an MBO related to product development, manufacturing costs, and quality would enable our competitors – a number of which are non-U.S. companies that have no public company disclosure obligations – to have the unilateral ability to find out with great precision whether our products are on schedule, are meeting specific product-by-product cost targets and specific quality levels, thereby gaining an unfair advantage in managing their businesses to compete against us.

For the foregoing reasons, we rely upon the protection of Instruction 4 to Item 402(b), and believe we are not required to disclose the specific quantitative or qualitative performance targets that form the basis for our CEO and other named executives’ annual bonus compensation. We are mindful, however, of the requirement in Instruction 4 that we must discuss “how difficult it will be” for an executive, or the Company, to achieve the undisclosed performance targets.

5.	We note that the Compensation Committee utilized its discretion to recognize specific “outstanding performance” by awarding cash bonuses to certain executives in 2008. In future filings where similar bonuses are awarded please disclose the relevant factors regarding each named executive officer’s performance that the committee assessed and explain how they determined to award the particular payouts. See Item 402(b) (2) (vi) of Regulation S-K.

Response:

We respectfully advise the Staff that in future filings we will discuss the relevant performance factors the Compensation Committee considered in awarding cash bonus payout to named executive officers and how the committee determined the particular payout amounts. Depending upon the performance factors considered, the Company may rely upon Instruction 4 to Item 402(b) with respect to trade secrets or confidential commercial or financial information, the disclosure of which would result in competitive harm to Ikanos. See Response to Comment 4, above.

Executive Sales Compensation Plan, page 23

6.	We note that the 2008 Sales Compensation Plan was based on certain revenue targets. In future filings, please disclose these performance targets. See Items 402(b)(v) and (vii) of Regulation S-K

Response:

We respectfully incorporate by reference our Response to Comment 4, above.

Equity-Based Incentives, page 24

7.	We note your statement that in determining the form, size and vesting schedule of equity awards granted to your named executive officers, the Compensation Committee considered individual performance ratings, job responsibility levels and the equity granted to executives in comparable roles at peer group companies. Please provide more analysis of the factors the Compensation Committee considered in its determination to award differing amounts of equity to each of your named executive officers. See Item 402(b) (2) (vii) of Regulation S-K. For further information, please see Staff Observations in the Review of Executive Compensation Disclosure, which is available on our website at www.sec.gov/divisionsleorpfin/cfguidance.shtml.

Response:

As discussed and confirmed with Jessica Plowgian of the Staff on November 4, 2009, the Company understands that this comment was intended to direct the Company to provide the requested analysis in future Proxy Statements. We respectfully advise the Staff that in future filings we will provide more analysis of the factors the Compensation Committee considered in its determination to award differing amounts of equity to each of our named executive officers.

* * * *

Ikanos Communications, Inc. acknowledges that:

•	the Company is responsible for the adequacy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or additional comments regarding our response to the Staff’s comments, please contact me at (510) 438-5330.

Sincerely,

/s/ Cory Sindelar
Cory Sindelar
Chief Financial Officer